FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Spiller           Jonathan             M.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   c/o Armor Holdings, Inc.
   13386 International Parkway
-----------------------------------------------------
                     (Street)

   Jacksonville,          FL            32218
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol


        Armor Holdings, Inc. (ABE)
_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   ###-##-####

_______________________________________________________________________________
4. Statement for Month/Year

   October 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

       President and Chief Executive Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock               -          -               -          -          -         172,664       D

Common Stock               -          -               -          -          -          43,541       I         By Children










Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)      ---------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,  Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)   Exer-     Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------  cis-      ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)   able      Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----  -------   -----    -----   ------   ------  ----------  --------  ----------
Employee    $10.4375  9/2/97    A        100,000      9/2/97    9/2/2007 Common   100,000          724,000        D
Stock       per share                                                    Stock
Options
(Right to
buy)*

Employee    $11.00    9/2/97    A        100,000     12/31/98   9/2/2007 Common   100,000          724,000        D
Stock       per share                                                    Stock
Options
(Right to
buy)*

Employee    $12.00    9/2/97    A         50,000      12/31/99  9/2/2007 Common    50,000          724,000        D
Stock       per share                                                    Stock
Options
(Right to
buy)*

Employee        **      **      -            -            **        **   Common   450,000          724,000        D
Stock                                                                    Stock
Options
(Right to
buy)**

Employee    $1.00        -      -            -          1/19/96   1/19/99 Common    24,000          724,000        D
Stock       per share                                                     Stock
Options
(Right to
buy)***







Explanation of Responses:

  *]  See Schedule A attached
 **]  hereto and made a part
***]  hereof for explanation of responses



               /s/ JONATHAN M. SPILLER                      November 3, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                SCHEDULE A

                        EXPLANATION OF RESPONSES
                         FOR JONATHAN M. SPILLER
                        ------------------------

  * These options were granted under the Armor Holdings, Inc. (the "Company") Amended and Restated 1996 Stock Option Plan as of September 2, 1997, subject to the approval of the Option Committee of the Board of Directors of the Company. The options were approved by the Option Committee and ratified by the Board of Directors on October 29, 1997.

 ** These options were granted under the Company's 1994 Incentive Stock Plan between January 1, 1994 and December 12, 1995, at exercise prices ranging from $.79 to $1.05 per share, and will expire at various times between January 1, 2004 and March 28, 2005. All of these options vested and became exercisable on January 18, 1996, due to a change in control of the Company.

*** These options were granted as of January 19, 1996 and ratified by the Board of Directors of the Company on March 4, 1996. These options are non-qualified options not granted pursuant to any stock option plan. The option grant was originally for 50,000 shares, but was subject to reduction upon the occurrence of certain events, as set forth in the letter agreement between the reporting person and Kanders Florida Holdings, Inc., a principal stockholder of the Company. Such letter agreement is filed as an exhibit to the reporting person's Schedule 13D, as amended. The option grant was reduced pursuant to the terms of said letter agreement and the option agreement entered into between the reporting person and the Company to 24,000 shares, the number of shares of Common Stock sold by the reporting person on November 8, 1996.